ANB

16006047

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MAR 14 2016

Washington DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

*

SEC FILE NUMBER
8-52361

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Farmers Financial Solutions, LLC ANB

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30801 AGOURA ROAD, BUILDING 1
(No. and Street)

AGOURA HILLS	CA	91301
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOSHUA BORKIN 818-584-0258
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS, LLP
(Name – *if individual, state last, first, middle name*)

601 S. FIGUEROA STREET	LOS ANGELES	CA	90017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

ANB

9

Farmers Financial Solutions, LLC

(A wholly owned subsidiary of FFS Holding, LLC)

Statement of Financial Condition

December 31, 2015

OATH OR AFFIRMATION

I, STEVE MURAMOTO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FARMERS FINANCIAL SOLUTIONS, LLC, as of DECEMBER 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Steve Muramoto
Signature

CHIEF FINANCIAL OFFICER
Title

Azie A. Avanian
Notary Public

AZIE A. AVANIAN
Commission # 1980320
Notary Public - California
Los Angeles County
My Comm. Expires Jun 25, 2016

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

______________________________ ______________________________

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

AZIE A. AVANIAN
Commission # 1980320
Notary Public - California
Los Angeles County
My Comm. Expires Jun 25, 2016

Seal
Place Notary Seal Above

Subscribed and sworn to (or affirmed) before me on this 11th day of March, 2016,
Date *Month* *Year*
by
(1) Steven A. Muramoto
(and (2)__________________),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature [signature]
Signature of Notary Public

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Annual Audited Report Form X-17A-5 Part III **Document Date:** ________

Number of Pages: ____ **Signer(s) Other Than Named Above:** ________

Report of Independent Registered Public Accounting Firm

To Board of Directors of Farmers Financial Solutions, LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Farmers Financial Solutions, LLC at December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 11, 2016

PricewaterhouseCoopers LLP, 601 South Figueroa Street, Los Angeles, CA 90017
T: (213) 356 6000, F: (813) 637 4444, www.pwc.com/us

Farmers Financial Solutions, LLC
(A wholly owned subsidiary of FFS Holding, LLC)
Statement of Financial Condition
December 31, 2015

Assets		
Cash and cash equivalents	$	10,181,057
Commissions and fees receivable		1,932,084
Deposit with Clearing Broker		50,000
Total assets	$	12,163,141
Liabilities and Member's Capital		
Liabilities		
Commissions payable	$	1,536,139
Payable to FFS Holding, LLC		1,263,814
Total liabilities		2,799,953
Member's capital		
Total member's capital		9,363,188
Total liabilities and member's capital	$	12,163,141

See notes to Financial Statement

Farmers Financial Solutions, LLC
(A wholly owned subsidiary of FFS Holding, LLC)
Notes to Financial Statement
December 31, 2015

1. Organization

Background
Farmers Financial Solutions, LLC (the "Company"), a Nevada limited liability company formed on December 21, 1999, is a wholly owned subsidiary of FFS Holding, LLC (the "Parent"). The Parent, in turn, is a wholly owned subsidiary of Mid-Century Insurance Company ("Mid-Century"), which is one of the Farmers Property and Casualty Companies (the "Farmers P&C Companies").

The Farmers P&C Companies are comprised of Farmers Insurance Exchange ("FIE"), Fire Insurance Exchange ("Fire"), Truck Insurance Exchange ("Truck"), and their respective insurance subsidiaries. The Farmers P&C Companies' policies are marketed through its contracted agency force utilizing its trade name and logo, Farmers Insurance Group of Companies®.

Farmers Group, Inc. ("FGI") is an insurance holding company that provides management services, either directly or indirectly through wholly owned subsidiaries, as attorney-in-fact for certain members of the Farmers P&C Companies. The members of the Farmers P&C Companies are not owned in whole or in part by FGI. FGI is owned by Zurich Insurance Group ("Zurich"), a Swiss company headquartered in Zurich.

Nature of Operations
The Company functions as the broker-dealer for the contracted agency force shared by Farmers New World Life ("Farmers Life"), a wholly owned subsidiary of FGI, and the Farmers P&C Companies. The Company acts as a distributor of variable annuity contracts and variable life insurance contracts issued by Farmers Life and AXA. It also distributes mutual funds and 529 savings plans sponsored by various non-affiliates.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority ("FINRA"). FINRA is the Company's designated self-regulatory organization. In the normal course of business, the Company's customer activities involve the introduction or transmittal of customers' applications and funds to product sponsors for execution and settlement. The Company does not hold or maintain funds or securities, nor provide clearing services for customers or other broker-dealer(s). The Company does not refer or introduce customers to other brokers and dealers. As a result, the Company claims exemption from SEC Rule 15c3-3 under the provisions of paragraph k(2)(i) of that rule.

2. Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America.

2. Summary of Significant Accounting Policies (Continued)

Use of Estimates
The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash equivalents consist of funds invested in money market accounts and in other investments with maturities not exceeding three months. The Company maintains its cash and cash equivalents primarily with one high credit quality financial institution. At times, such balances may exceed the FDIC insurance limits.

At December 31, 2015, an amount of $4,371,130 was invested in the Blackrock Liquidity TempFund Institutional Money Market Fund. This investment is carried at its net asset value, and is classified as a "Level 1" investment, and defined below.

Deposit with Clearing Broker
In anticipation of utilizing the Pershing, LLC platform in 2016, a $50,000 deposit with clearing broker was established in 2015.

Fair value of Financial Assets and Financial Liabilities
The carrying value of cash and cash equivalents, receivables and payables approximate their fair value as a result of the short term nature of these balances.

In accordance with the authoritative guidance on fair value measurements and disclosures, the Company discloses the fair value of its investment in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (Level 3 measurements). The guidance establishes three levels of the fair value hierarchy as follows:

Level 1 Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active.

Level 3 Inputs that are derived from valuation techniques in which one or more inputs is unobservable.

2. Summary of Significant Accounting Policies (Continued)

As of December 31, 2015, there were no fair value measurements using Level 2 or Level 3 inputs.

	Level 1	Level 2	Level 3	Total 12/31/2015
Money Market Funds	$ 4,371,130	$ -	$ -	$ 4,371,130

Commissions and Distribution Fees
All securities transactions for the account of the Company and its customers are executed and cleared by other broker-dealers. Commission revenue and expenses on the sale of variable annuities and securities for the Company's customers are recorded on a trade-date basis. Commission revenue and expenses on the sale of variable life insurance are recorded on the accrual basis as a percentage of the issued premium, when the policy is issued. Mutual fund distribution fees are determined as a percentage of assets under management and are earned and recorded on an accrual basis.

Income Taxes
The Company is a single member limited liability company, which is treated as a disregarded entity for federal income tax purposes. As a result, the Company is effectively treated as a division of the Parent for federal income tax purposes. For the year ended December 31, 2015, the Company has provided for income taxes as if it were a stand-alone taxpayer. However, because the Company is not required to settle any tax liability, benefit or credit resulting from its separate tax position with the Parent, all tax liabilities or recoverables accrued by the Company are deemed settled by way of a capital contribution or capital distribution by or to the Parent. For the year ended December 31, 2015, the Company recorded a capital contribution in the amount of $715,705 related to the settlement of the current year tax provision. There were no deferred tax assets or liabilities as of December 31, 2015. There was no state income tax as the Company is owned by an insurance company which generally does not pay state income taxes. The company believes that, as of December 31, 2015, it had no material uncertain tax position.

Recently Issued Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update 2014-09, "Revenue from Contracts with Customers" ("ASU 2014-09") to clarify the principles for recognizing revenue and to develop a common revenue standard for U.S. GAAP and International Financial Reporting Standards. In August 2015, the FASB issued ASU 2015-14, which deferred the effective date of ASU 2014-09 from annual reporting periods beginning after December 15, 2016 to annual reporting beginning after December 15, 2017. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2015. The Company is still evaluating the impact of ASU 2014-09.

In May 2015, the FASB issued Accounting Standards Update 2015-07, "Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or its Equivalent)"

2. Summary of Significant Accounting Policies (Continued)

("ASU 2015-07"). ASU 2015-07 removes the requirement to categorize investments within the fair value hierarchy for which their fair value is measured at net asset value using the practical expedient. ASU 2015-07 also removes the requirement to make certain disclosures for investments that are eligible to be measured at fair value using the net asset value practical expedient. Instead, those disclosures would be limited to investments for which the entity has elected to estimate the fair value using that practical expedient. The final consensus will be effective for fiscal years beginning after December 15, 2015. Early adoption is permitted. A reporting entity will apply the final consensus retrospectively. The Company is still evaluating the impact of ASU 2015-07.

3. Transactions with Affiliates and FGI

The Company has entered into an Administrative Service and Expense Sharing Agreement (the "Agreement") with the Parent dated November 27, 2003. The Company reimburses the Parent for costs incurred by the Parent to provide management and administrative services. At December 31, 2015, the Company had accounts payable with FFS Holding LLC in the amount of $1,263,814.

The Company has entered into a sales agreement with Farmers Life to act as distributors for the sale of variable annuity and variable life insurance contracts issued by Farmers Life. Receivables for Farmers Life as of December 31, 2015 were $1,047,716.

4. Net Capital Requirements

Under Rule 15c3-1 of the Securities Exchange Act of 1934 (the "Rule"), the Company is required to maintain a minimum net capital amount. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital, as defined equal to the greater of $250,000 or 2% of aggregate debit balances arising from customers' transactions, as defined. As the Company does not have aggregate debit balances arising from customers' transactions, the Company's minimum net capital requirement is $250,000. At December 31, 2015, the Company had net capital of $8,836,488 which was $8,586,488 in excess of the amount required.

The Company claims exemption from the provisions of Rule 15c3-3 (pursuant to paragraph k(2)(i) of such Rule) under the Securities Exchange Act of 1934 as a broker or dealer who carries no customer accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers. Operating under such exemption, the Company has not prepared a Determination of Reserve Requirements for Brokers or Dealers.

5. Out of Period Adjustments

Management recorded out of period adjustments in the year ended December 31, 2015 financial statements to correct for prior year errors primarily relating to certain revenue and expense accruals.

As a result of reflecting the prior year adjustments in the December 31, 2015 financial statements, beginning members' capital was understated by $7,296. Management determined that the errors were not material to the Company's current or prior year financial statements.

5. Subsequent Event

In preparing the financial statements, management has evaluated transactions and events for potential recognition or disclosures from December 31, 2015 through March 11, 2016. Management has determined that there are no material transactions or events that would require recognition or disclosure in the financial statements through this date.

FINRA
Financial Industry Regulatory Authority

February 24, 2016

Steven Muramoto, CFO
Farmers Financial Solutions, LLC
30801 Agoura Rd., BLDG 1
Agoura Hills, CA 91301-2054

RE: Farmers Financial Solutions, LLC (CRD #103863) Annual Audit

Dear Mr. Muramoto:

In reply to your letter dated February 24, 2016, please be advised that your request for an extension of time in which to file Farmers Financial Solutions, LLC's annual audited financial report as of December 31, 2015, pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, has been given due consideration and is hereby granted.

This extension of 10 business days is granted based upon the representations made by your organization and by your outside independent auditors. If the information given to us is no longer accurate we expect to be notified immediately.

Please be aware that failure to file the annual audited financial report as of December 31, 2015 on or before March 14, 2016 could result in the assessment of a late filing fee of $100 a day for up to ten days and can result in other regulatory or disciplinary action.

Sincerely,

Krystle Rhodes Busch
Principal Regulatory Coordinator

cc: Herani Dansamo
FINRA Department of Financial Operations Policy

SEC Los Angeles Regional office

300 South Grand Avenue
Suite 1600
Los Angeles, CA
90071-3126

t 213 229 2300
f 213 617 3299
www.finra.org

FARMERS
INSURANCE

Farmers Financial Solutions, LLC
30801 Agoura Road, Bldg. 1
Agoura Hills, CA 91301
Tel 818.584.0200
Fax 818.584.0268

March 11, 2016 **VIA OVERNIGHT SERVICE**

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

SEC
Mail Processing
Section
MAR 14 2016
Washington DC
409

Attn: B-D Annual Financial Filing Dept

re: Farmers Financial Solutions, LLC., SEC 8-52361

To Whom It May Concern:

Pursuant to SEC Rule 17a-5(d)(1)(i), enclosed please find the following reports for Farmers Financial Solutions, LLC:

- Audited financial report for the year ending 12/31/2015

  Two "Public" reports (both with original signatures)

  Two "Confidential" reports (both with original signatures)

  (Signed and notarized Oath or Affirmation Forms X-17A-5 Part III included)

- The Exemption report in accordance with SEC Rule 17a-5(d)(4)
- The SIPC supplemental report in accordance with SEC Rule 17a-5(e)(4)
- Copy of FINRA letter granting a 10 business day extension of the filing

Should you have any questions, please do not hesitate to contact me at 818-584-0209.

Sincerely,

Steven Muramoto
Chief Financial Officer

Encl.